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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-49718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2019

REPORT FOR THE PERIOD BEGINNING __01/01/18__   Washington, DC AND ENDING __12/31/18__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRY PIERCE FINANCIAL SERVICES, LLP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1929 N WASHINGTON ST   SUITE H

(No. and Street)

BISMARCK   ND   58501

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRY PIERCE   701-222-3017

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIDMER ROEL PC

(Name – if individual, state last, first, middle name)

4334 18TH AVE S SUITE 101 FARGO   ND   58103

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARRY PIERCE _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARRY PIERCE FINANCIAL SERVICES, LLP _____, as of DECEMBER 31 _____, 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of: North Dakota
County of: Burleigh
Signed and Sworn to before me
on 2/27/19 by Garry Pierce

Melody Casson-Schiwal

_____
Notary Public

_____
Signature

GENERAL PARTNER
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRY PIERCE FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2018

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents



4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Garry Pierce Financial Services, LLP,** (a North Dakota partnership), as of December 31, 2018 and the related statements of operations, partners' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Garry Pierce Financial Services, LLP** as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Garry Pierce Financial Services, LLP's** management. Our responsibility is to express an opinion on **Garry Pierce Financial Services, LLP's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Garry Pierce Financial Services, LLP** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of **Garry Pierce Financial Services, LLP's** financial statements. The supplemental information is the responsibility of **Garry Pierce Financial Services, LLP's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Widmer Roel

We have served as **Garry Pierce Financial Services, LLP's** auditor since 2012.
Fargo, North Dakota
February 25, 2019

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	41,629
Accounts receivable		5,188
Total current assets		46,817

EQUIPMENT AND FIXTURES, at cost,		8,122
Less accumulated depreciation		8,122
Net equipment and fixtures		-
Total assets	$	46,817

LIABILITIES AND PARTNERS' EQUITY

Liabilities	$	-
Partners' equity		46,817
Total liabilities and partners' equity	$	46,817

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

COMMISSIONS REVENUES	$	78,274
INTEREST INCOME		9
Total gross revenues		78,283
GENERAL AND ADMINISTRATIVE EXPENSES		
Occupancy		8,175
Professional services		23,736
Office supplies		70
Fees		5,202
Communication and data processing		3,539
Dues and subscriptions		35
Insurance		957
Donations		3,326
Settlement expense		50,000
Other		2,822
Total general and administrative expenses		97,862
Net loss	$	(19,579)

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF PARTNERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

BALANCE - DECEMBER 31, 2017	$	38,896
Net loss		(19,579)
Partner contributions		50,000
Partner draws		(22,500)
BALANCE - DECEMBER 31, 2018	$	46,817

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS USED FOR OPERATING ACTIVITIES		
Net loss	$	(19,579)
Changes in assets and liabilities		
Accounts receivable		(2,790)
NET CASH USED FOR OPERATING ACTIVITIES		(22,369)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partners' contributions		50,000
Partners' draws		(22,500)
NET CASH FROM FINANCING ACTIVITIES		27,500
NET CHANGE IN CASH AND CASH EQUIVALENTS		5,131
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		36,498
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	41,629

GARRY PIERCE FINANCIAL SERVICES, LLP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garry Pierce Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments. The Company regularly monitors all receivable balances and charges bad debt expense with any receivables deemed to be uncollectible. The Company does not charge interest and does not require collateral on any receivables.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

(continued on next page)

NOTES TO FINANCIAL STATEMENTS

Income Taxes

Income taxes on Partnership income are levied on the partners at the partner level. Accordingly, all profits and losses of the Partnership are recognized by each partner on their respective tax returns. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal and state income tax returns prior to fiscal year 2015 are closed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. For the year ended December 31, 2018, there were no interest or penalties recorded in the accompanying financial statements.

In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2018, the Company had no tax positions that would not be held up under examination.

Adoption of New Accounting Standard

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. ASC 606 requires 1) identifying contracts with customers; 2) identifying separate performance obligations; 3) determining the transaction price; 4) allocating the transaction price to the separate performance obligations; and 5) recognizing revenue when the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts. However, the standard requires significantly more disclosures about items that are recorded under the new revenue recognition model.

The Company has evaluated the implications, if any, of ASC 606 and the possible impact it may have on the Company's financial statements. In most cases, management has determined that ASC 606 has either limited or no application to the Company and, in all cases, implementation has not had a material impact on the financial statements taken as a whole.

Revenue Recognition

The Company's revenue consists primarily of commissions earned from the sale of investments. The Company recognizes commissions revenue at the agreed-upon commission percentage at the time the customer completes the contract to purchase an investment and provides payment to be remitted to the appropriate entity for that purchase.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2019, the date which the financial statements were available to be issued.

(continued on next page)

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Approximately 77% of the Company's earned revenues for 2018 were generated from commissions associated with transactions of Edgewood Real Estate Investment Trust, a nonpublic real estate investment trust with properties located throughout the upper Midwest. At December 31, 2018, the Company had a receivable of $5,188 from Edgewood Real Estate Investment Trust.

Approximately 18% of the Company's earned revenues for 2018 were generated from commissions associated with transactions of The Dakota Real Estate Investment Trust, a nonpublic real estate investment trust with residential and commercial properties located throughout the upper Midwest.

NOTE 3 - OPERATING LEASE

The Company leases office space under an operating lease agreement which expires April 30, 2020. Terms of the lease call for monthly rent payments of $685 through April 30, 2019. Monthly rents are to increase to $700 on May 1, 2019. Rent expense totaled $8,175 for the year ended December 31, 2018.

Future minimum lease payments are as follows:

For the Years Ending December 31,

2019	$	8,340
2020		2,800
	$	11,140

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2018, the Company had the following net capital:

Net capital	$	41,629
Excess net capital	$	36,629
Aggregate indebtedness ratio		.00 to 1

The Company is subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - PARTNERS EQUITY

	Ownership Percentages
Partners	
Garry G. Pierce	95%
Karen M. Pierce	5%
	100%

NOTE 6 - RETIREMENT PLAN

The Company has a simplified retirement plan where contributions are made at the discretion of the owners. Contributions to the partners' retirement plan are recognized as partner draws.

NOTE 7 - SETTLEMENT

During 2018, the Company entered into an agreement to settle a matter in where the Company admits to no fault. The Company has recorded a settlement expense related to this agreement in the amount of $50,000 in the financial statements.

NOTE 8 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases*. Under the new guidance, a lessee will recognize an asset representing its right to use the leased asset for the expected lease term (the 'right-of-use' asset) and a corresponding lease liability for leases with terms greater than one year. The lease liability will be measured at the present value of future lease payments, utilizing the Company's incremental borrowing rate.

This standard will be effective for the Company for fiscal years beginning after December 15, 2018. The Company is currently evaluating the potential impact, if any, ASU 2016-02 may have on its financial statements. The primary impact of the adoption of this accounting standard is preliminarily anticipated to be a potential change in the recognition of the Company's office lease; however, this change is not expected to be material to the Company's financial statements.

GARRY PIERCE FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2018

	Schedule I
NET CAPITAL	
Total partner's equity from the statement of financial condition	$ 46,817
Non-allowable assets	(5,188)
Net capital	$ 41,629
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required -	
higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 36,629
Net capital less greater of 10% of total aggregate indebtedness	
or 120% of minimum net capital required	$ 35,629
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 41,629
Adjustments	-
	$ 41,629
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ -
Adjustments	-
	$ -

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.



WIDMER ROEL
CPAs · BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have reviewed management's statements, included in the accompanying Small Entity Exemption Report, in which (1) **Garry Pierce Financial Services, LLP** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Garry Pierce Financial Services, LLP** claimed an exemption from 17 C.F.R. §240.15c3-3: section (k)(2)(i) (the "exemption provisions") and (2) **Garry Pierce Financial Services, LLP** stated that **Garry Pierce Financial Services, LLP** met the identified exemption provisions throughout the most recent fiscal year without exception. **Garry Pierce Financial Services, LLP's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Garry Pierce Financial Services, LLP's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Widmer Roel

Fargo, North Dakota
February 25, 2019

SEC Headquarters
100 F Street
Washington, DC 20549

SMALL ENTITY EXEMPTION REPORT

From SEC Rule 15c3-3 for the period January 1, 2018 to December 31, 2018.

Garry Pierce Financial Services, LLP claims exemption from section (k)(2)(i) of SEC Rule 15c3-3:

Garry Pierce Financial Services, LLP has always sold its investments on a subscription-only basis, and being a FINRA member (CRD 42141) clears all of its own business.

Garry Pierce Financial Services, LLP does not hold any customer funds or securities.

Garry Pierce Financial Services LLP does not deal in listed securities.

Garry Pierce Financial Services,LLP sells only non-traded REITS and mutual funds.

There are no exceptions to the above claimed exemptions for the period from January 1, 2018 to December 31, 2018.

Garry Pierce
General Partner

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